REPRESENTATIONS
Merge Healthcare Incorporated (the “Company”) hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     IN WITNESS WHEREOF, the undersigned have signed this certificate on this 29th day of July, 2010.

MERGE HEALTHCARE INCORPORATED
By:	/s/ Ann Mayberry-French
	Name:	Ann Mayberry-French
	Title:	General Counsel and Corporate Secretary